AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

This AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT (the “Agreement”) dated June 1, 2011 by and between Henderson Global Investors (North America), Inc., a Delaware corporation (the “Adviser”), and Henderson Global Funds, a Delaware statutory trust (the “Trust”), on behalf of the Henderson Strategic Income Fund (formerly, Henderson Worldwide Income Fund) series of the Trust (the “Fund”), hereby amends and restates the Amended and Restated Expense Limitation Agreement by and between the Adviser and the Trust, on behalf of the Fund, dated June 9, 2006.

WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a series of the Trust.

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated August 31, 2001 (“Advisory Agreement”), as amended by Amendment No. 1 to the Advisory Agreement dated June 1, 2011, pursuant to which the Adviser provides investment advisory services to the Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject;

NOW THEREFORE, the parties hereto agree as follows:

1. EXPENSE LIMITATION.

1.1 Applicable Expense Limit.  To the extent that the ordinary operating expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Adviser, but excluding any distribution and service fees under Rule 12b-1 under the 1940 Act and/or shareholder service fees as described in the then current registration statement offering shares of the Fund and interest, taxes, brokerage commissions, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser to the extent set forth in this Agreement.

1.2 Operating Expense Limit.  The Operating Expense Limit in any year with respect to the Fund shall be 0.85% (annualized) of the average daily net assets of the Fund.

1.3 Duration of Operating Expense Limit.  The Operating Expense Limit with respect to the Fund shall remain in effect until July 31, 2020, unless renewed by written agreement of the parties.

1.4 Method of Computation.  If on any day the annualized year-to-date Fund Operating Expenses exceed the Operating Expense Limit of the Fund, the Adviser shall waive or reduce its investment advisory fee payable or absorb the other Fund expenses in an amount sufficient to pay the Excess Amount.  The Trust may offset amounts owed to the Fund pursuant to this Agreement against the advisory fee payable to the Adviser.  Any amounts owed by the Adviser pursuant to the terms of this Agreement may be readjusted during the fiscal year based upon the annualized year-to-date Fund Operating Expenses.

2. TERM AND TERMINATION OF AGREEMENT.

This Agreement shall terminate either upon the termination of the Advisory Agreement or on July 31, 2020.  The obligation of the Adviser under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

3. MISCELLANEOUS.

3.1 Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2 Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust, as amended, or By-Laws, as amended, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

3.3 Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

3.4 Amendments.  This Agreement may be amended only by a written agreement signed by each of the parties hereto.

3.5 Assignment.  This Agreement may be assigned to the successors in interest of either party with the consent of the other party.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

HENDERSON GLOBAL INVESTORS (NORTH AMERICA) INC. By: /s/ James G. O’Brien Name: James G. O’Brien Title: Managing Director
HENDERSON GLOBAL FUNDS, on behalf of Henderson Strategic Income Fund By: /s/ Troy Statczar Name: Troy Statczar Title: Treasurer